Exhibit 19

Dear TreeSource Shareholders:

         For the second quarter of Fiscal 1999, TreeSource(R) incurred a net loss of $324,000, compared to a net loss of $198,000 for the same period in 1997. The net loss applicable to common shareholders was $.08 per share for the quarter ended October 31, 1998 compared to $.07 per share in the second quarter last year. Second quarter net sales were $51.2 million, down 24 percent from $67.4 million in the comparable period last year.

         For the six months ended October 31, 1998, the Company reported a net loss of $943,000 compared to net income of $1,746,000 for the same period last year. The net loss applicable to common shareholders was $.19 per share for the six months ended October 31, 1998 compared to net income applicable to common shareholders of $.05 per share for the same period last year. Net sales were $98.9 million for the six months compared to $136.3 million in the prior year, down 27 percent.

         The second fiscal quarter started off profitably, but lumber prices slid as the quarter progressed. During the quarter some product prices fell as much as 30%, and compared to last year, product prices overall were off significantly. Despite the low lumber prices, the Company's operating results were slightly better than the same quarter last year.

          In spite of strong domestic demand, weak export markets resulted in too much of the industry's output to be directed to the US market. The chip market is also weak because of the negative impact of the Asian flu on pulp and paper producers. Although the lumber and chip market softness has caused a decline in log costs, the reductions at this point have not been enough to allow consistently profitable operations.

         Short term, we are running our most efficient facilities and concentrating on improving our lumber business by more tightly integrating log acquisition, mill operations, and sales activities with rigorous financial and operational analyses to maximize results. We also intend to sell certain non-strategic assets.

         The delisting proceedings with Nasdaq are still pending and a decision is expected this month.

         During our Annual Meeting of Shareholders held on October 26, 1998, Directors Richard W. Detweiler and William H. Wright were re-elected to three year terms and Moss Adams LLP was re-appointed as the Company's auditors. Also during the meeting, proposals to change the Company name to TreeSource(R) Industries, Inc. and to amend the Company's Stock Option Plan were approved.

                                       Jess R. Drake
                                       President


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